UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

1Q15

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 626 BILLION FOR THE FIRST QUARTER OF 2015

•	Net operating income increased 21% during the first quarter of 2015 and 40% compared to the first quarter of 2014. This result is the combination of higher net interest income, fees and a higher financial efficiency.

•	Operating income increased 21% during the first quarter of 2015, driven by the higher net interest income and higher fees.

•	Fees increased 11% during the first quarter of 2015 compared with the same period of last year. This growth was mainly driven by a greater number of credit and debit cards, banking services and by the distribution of insurance products through the bank’s network.

•	Cost of credit (provision charges as a percentage of average gross loans) was 1.1% in the first quarter of 2015. Past due loans as a percentage of total gross loans were 3.1% on a 30-day basis and 1.7% on a 90-day basis. Net provision charges for past due loans and impairments of other assets totaled COP 354 billion.

•	Net loan portfolio increased 4.4% during the first quarter of 2015 and 23% during the last twelve months. This loan portfolio growth was driven by commercial and mortgage loans.

•	The balance sheet remains strong. Loan loss reserves represented 3.83% of total gross loans and 123% of 30-day past due loans at the end of 1Q15 or 215% of 90-day past due loans. The capital adequacy ratio ended the quarter at 14.2% with a Tier 1 of 8.6%. These ratios indicate that Bancolombia has enough reserves and capital to maintain its operation and develop its business plan.

May 28, 2015. Medellín, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the first quarter of 20151.

For the quarter ended on March 31, 2015 (“1Q15”), Bancolombia reported consolidated net income of COP 626 billion, or COP 651 per share - USD 1.00 per ADR. Net income was affected by a wealth tax of COP 162.3 billion and represents a decrease of 15.5% as compared to the results for the quarter ended on December 31, 2014 (“4Q14”) and 0.3% compared to the results for the quarter ended on March 31, 2014 (“1Q14”).

This report corresponds to the interim unaudited consolidated financial statements of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. These financial statements have been prepared in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The statements of income for the quarter ended March 31, 2015 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov. CAUTIONARY NOTE REGARDING CHANGES IN THE BANK’S ACCOUNTING POLICIES: Until 2014, BANCOLOMBIA prepared its financial statements under the rules issued by Superintendencia Financiera de Colombia (Colombian GAAP). Beginning on January 1, 2015, the financial statements of BANCOLOMBIA are being prepared under IFRS. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015 and will also include the comparative financial statements for the year ending in 2014. Until Bancolombia prepares the first annual consolidated financial statements under IFRS and definitively establishes its IFRS accounting policies in accordance with the IFRS 1, the interim unaudited consolidated financial information for interim periods within 2015, and the comparative 2014 period, may be further amended.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate April 1, 2015 $2598,36 = US$ 1

1

1Q15

BANCOLOMBIA: Summary of consolidated financial quarterly results2

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP millions)	1Q14	4Q14	1Q15	1Q15/4Q14	1Q15/1Q14
ASSETS
Loans	98,566,176	115,133,130	120,155,760	4.36%	21.90%
Investments	14,850,272	13,088,245	13,368,676	2.14%	-9.98%
Other assets	17,244,101	21,661,490	22,957,396	5.98%	33.13%
Total assets	130,660,549	149,882,865	156,481,832	4.40%	19.76%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	83,520,819	95,883,080	98,688,452	2.93%	18.16%
Other liabilities	31,913,666	36,222,581	39,881,700	10.10%	24.97%
Total liabilities	115,434,485	132,105,661	138,570,152	4.89%	20.04%
Shareholders' equity	14,766,628	17,276,246	17,436,520	0.93%	18.08%
Total liabilities and shareholders' equity	130,660,549	149,882,865	156,481,832	4.40%	19.76%

Interest income	2,347,325	2,578,913	2,717,473	5.37%	15.77%
Interest expense	(805,550)	(856,265)	(910,639)	6.35%	13.05%
Net interest income	1,541,775	1,722,648	1,806,834	4.89%	17.19%
Net provisions	(357,815)	(40,042)	(353,930)	783.90%	-1.09%
Fees and income from service, net	514,493	601,089	570,836	-5.03%	10.95%
Other operating income	118,436	116,242	213,841	83.96%	80.55%
Total operating expense	(1,167,672)	(1,519,015)	(1,279,872)	-15.74%	9.61%
Total other income (expenses)	93,829	6,853	74,471	986.69%	-20.63%
Profit before tax	818,350	841,923	1,086,176	29.01%	32.73%
Income tax	(186,519)	(102,548)	(273,860)	167.06%	46.83%
Wealth tax	-	-	(162,302)	0.00%	0.00%
Net income	631,831	739,375	650,014	-12.09%	2.88%
Non-controlling interest	(4,045)	(24,251)	(23,772)	-1.98%	487.69%
Net income attributable to the owners of the parent company	627,786	715,124	626,242	-12.43%	-0.25%

	Quarter			As of
PRINCIPAL RATIOS	1Q14	4Q14	1Q15	1Q14	1Q15
PROFITABILITY
Net interest margin (1)	5.62%	5.74%	5.60%	5.62%	5.60%
Return on average total assets (2)	1.92%	2.00%	1.64%	1.92%	1.64%
Return on average shareholders´ equity (3)	14.40%	17.23%	14.26%	14.40%	14.26%
EFFICIENCY
Operating expenses to net operating income	51.90%	63.45%	48.38%	51.90%	48.38%
Operating expenses to average total assets	3.57%	4.25%	3.35%	3.57%	3.35%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.30%	11.53%	11.14%	11.30%	11.14%
Technical capital to risk weighted assets			14.21%		14.21%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS	1.46	1.24	1.00
Net income per share $COP	716.43	743.51	651.10
P/BV ADS (4)	1.81	1.59	1.41
P/BV Local (5) (6)	1.75	1.54	1.35
P/E (7)	10.48	9.45	9.60
ADR price	56.48	47.88	39.33
Common share price (8)	26,940	27,640	24,500
Weighted average of Preferred Shares outstanding (9)	876,271,445	961,827,000	961,827,000
USD exchange rate (quarter end)	1,969.45	2,392.46	2,598.36

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange; (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter. (9) Common and preferred.

2

1Q15

1.	BALANCE SHEET

1.1.	Assets

As of March 31, 2015, Bancolombia’s assets totaled COP 156,482 billion, which represents an increase of 4.4% compared to 4Q14 and of 19.8% compared to 1Q14. The quarterly growth was explained, 3.5% by the depreciation of the peso against the dollar.

The increase in assets in the quarter and in the year was explained by the organic growth of the loan portfolio as well as by a depreciation of the COP versus the USD (8.6% during the quarter and 31.9% during the last twelve months).

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s investments and loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 2598.36 COP)		1Q15/4Q14		1Q15/4Q14		1Q15/4Q14		1Q15/4Q14
Commercial loans	55,681,105	1.07%	30,757,640	11.12%	11,837,328	2.31%	86,438,745	4.43%
Consumer loans	13,410,324	-0.17%	6,222,933	8.16%	2,394,946	-0.41%	19,633,257	2.33%
Mortgage loans	7,829,866	4.12%	5,581,524	11.46%	2,148,095	2.63%	13,411,390	7.05%
Small business loans	527,682	4.39%	176,049	13.96%	67,754	4.93%	703,731	6.63%
Gross loans	77,420,794	1.15%	42,734,966	10.73%	16,446,900	1.95%	120,155,760	4.36%
Total assets	94,825,701	6.52%	61,656,131	1.30%	23,728,864	-6.72%	156,481,832	4.40%

The most relevant aspects regarding the evolution of the loan portfolio during 1Q15 were:

•              The growth of commercial and mortgage loans during 1Q15 indicate a sustained credit demand. Consumer loans decreased in the quarter due to a weaker demand in this segment, in line with seasonal factors.

•              COP depreciated 8.6% versus USD during 1Q15 and 31.9% in the last 12 months. This depreciation caused both the assets and liabilities denominated in USD to represent more COP when the conversion was made.

•              Mortgage loans denominated in COP presented a dynamic performance, growing 17.1% quarter on quarter. The dynamism of mortgage lending in Colombia is explained by the lower long-term interest rates, as well as by the Colombian government’s interest rate subsidy programs. On the other hand, the mortgage balance denominated in USD from our operation in El Salvador and Panama represented 42% of the mortgage loans at the end of 1Q15.

Total reserves (allowances in the balance sheet) for loan losses increased by 2.3% during 1Q15 and totaled COP 4,884 billion, or 3.8% of gross loans at the end of the quarter. For further explanation regarding coverage of the loan portfolio and credit quality trends, see section “2.4. Asset Quality, Provision Charges and Balance Sheet Strength”.

3

1Q15

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO
(COP million)	Mar-14	Dec-14	Mar-15	1Q15/4Q14	1Q15/1Q14	% of total loans
Commercial	70,140,578	82,774,425	86,438,745	4.43%	23.24%	71.9%
Consumer	17,172,094	19,186,948	19,633,257	2.33%	14.33%	16.3%
Mortgage	10,722,767	12,527,633	13,411,390	7.05%	25.07%	11.2%
Microcredit	543,778	659,970	703,731	6.63%	29.42%	0.6%
Total loan portfolio	98,566,176	115,133,130	120,155,760	4.36%	21.90%	100.0%
Allowance for loan losses	(4,538,403)	(4,775,479)	(4,883,739)	2.27%	7.61%
Total loans, net	94,027,773	110,357,651	115,272,021	4.45%	22.59%

1.3.	Investment Portfolio

As of March 31, 2015, Bancolombia’s net investment portfolio totaled COP 13,369 billion, 2.1% higher than that reported in 4Q14 and 10.0% lower when compared to that reported in 1Q14. This annual decrease is the result of the bank's strategy to reduce its securities portfolio, which consisted primarily of debt securities, which represented 69.1% of Bancolombia’s total investments and 6.6% of assets at the end of 1Q15.

At the end of 1Q15, the investments in debt securities had a duration of 24.5 months and a yield to maturity of 5.15%.

1.4.	Goodwill and intangibles

As of 1Q15, Bancolombia’s goodwill and intangibles totaled COP 4,945 billion, increasing 7.9% compared to the amount reported in 4Q14 and 24.5% compared to 1Q14. This annual variation is explained by the depreciation of the COP against the USD.

1.5.	Funding

As of March 31, 2015, Bancolombia’s liabilities totaled COP 138,570 billion, increasing 4.9% compared to 4Q14 and 20.0% compared to 1Q14.

Deposits totaled COP 98,688 billion (or 71.2% of liabilities) at the end of 1Q15, increasing 2.9% during the quarter and 18.2% over the last 12 months. The net loans to deposits ratio (including borrowings from domestic development banks) was 112% at the end of 1Q15, increasing compared to the 110% reported in 4Q14, and the 106% reported in 1Q14.

Bancolombia´s funding strategy during the quarter was to reduce the most expensive deposits and liabilities while maintaining the liquidity position. This strategy allowed the bank to keep at low levels the cost on deposits during the quarter. The ultimate goal is to defend the net interest margin.

Funding mix	4Q14		1Q15
COP Million
Checking accounts	18,147,025	14%	17,649,725	13%
Saving accounts	39,129,133	31%	38,667,767	30%
Time deposits	36,846,320	29%	39,478,944	30%
Other deposits	3,271,918	3%	5,099,469	4%
Long term debt	13,825,185	11%	14,608,393	11%
Loans with banks	14,298,877	11%	15,520,795	12%
Total Funds	125,518,458	100%	131,025,093	100%

4

1Q15

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 1Q15 was COP 17,437 billion, increasing 18.1% or COP 2,670 billion, with respect to the COP 14,767 billion reported at the end of 1Q14 as a result of the appropriation of 2014 earnings.

Bancolombia’s capital adequacy ratio was 14.21%. This figure includes the earnings appropriation of 2014 in the General Shareholders’ Meeting held the 20th of March of 2015.

Bancolombia’s capital adequacy ratio was 521 basis points above the minimum 9% required by Colombia’s regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 8.57%, 407 basis points above the regulatory minimum of 4.5%. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.1% at the end of 1Q15.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	1Q15%
Basic capital (Tier I)	11,367,295	8.57%
Additional capital (Tier II)	7,487,984	5.64%
Technical capital (1)	18,855,278
Risk weighted assets included market risk	132,687,996
CAPITAL ADEQUACY (2)	14.21%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk weighted assets.

5

1Q15

2.	INCOME STATEMENT

Net income totaled COP 626 billion in 1Q15, or COP 651.10 per share - USD 1.00 per ADR. This net income represents a decrease of 12.4% compared to 4Q14 and of 0.2% compared to 1Q14. Bancolombia’s annualized ROE for 1Q15 was 14.3%.

2.1.	Net Interest Income

Net interest income totaled COP 1,807 billion in 1Q15, 4.9% higher than that reported in 4Q14, and 17.2% higher than the figure for 1Q14. The performance of this line was driven by higher loan volumes and the depreciation of the COP versus the USD.

During 1Q15, the investment, derivatives and repos portfolio generated COP 107 billion, product of the good performance of the Colombian government debt securities.

Net Interest Margin

The annualized net interest margin slightly contracted in 1Q15 to 5.6%.

The annualized net interest margin for investments was 1.0%, lower than the 6.3% of 4Q14 and the annualized net interest margin of the loan portfolio was 6.1%, increasing compared to the 5.7% of 4Q14.

Annualized Interest
Margin	1Q14	4Q14	1Q15
Loans' Interest margin	6.0%	5.7%	6.1%
Debt investments' margin	3.1%	6.3%	1.0%
Net interest margin	5.6%	5.7%	5.6%

The funding cost decreased during 1Q15 and remains low due to the liquidity and the management of the liabilities structure, which reduced the most expensive funding sources. Savings and checking accounts slightly decreased their share during the quarter, and the annualized average weighted cost of deposits was 2.2% in 1Q15, remaining stable compared to the 2.2% of 4Q14.

Average weighted
funding cost	4Q14	1Q15
Checking accounts	0.00%	0.00%
Time deposits	4.13%	4.19%
Saving accounts	1.34%	1.34%
Total deposits	2.21%	2.23%
Long term debt	6.51%	6.65%
Loans with banks	2.89%	2.59%
Total funding cost	2.77%	2.75%

2.2.	Fees and Income from Services

During 1Q15, net fees and income from services totaled COP 571 billion, decreasing 5.0% with respect to 4Q14 and increasing 11.0% with respect to 1Q14. Fees from credit and debit cards increased 19.3% compared to 4Q14 due to an increase in the volume of transactions. Fees from asset management and trust services increased 25.2% in 1Q15 compared to 4Q14 and 28.8% compared to 1Q14.

6

1Q15

The following table summarizes Bancolombia’s participation in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2015
(COP millions)	Feb-14	Feb-15	Growth	Market Share
Bancolombia VISA	456,597	530,022	16.10%	7.80%
Bancolombia Mastercard	569,712	616,627	8.20%	9.10%
Bancolombia American Express	620,739	622,404	0.30%	9.10%
Total Bancolombia	1,647,048	1,769,052	7.40%	26.00%
Colombian Credit Card Market	6,162,577	6,811,791	10.50%

CREDIT CARD MARKET SHARE			%	2015
(Outstanding credit cards)	Feb-14	Feb-15	Growth	Market Share
Bancolombia VISA	453,309	507,888	12.00%	5.00%
Bancolombia Mastercard	602,902	661,922	9.80%	6.60%
Bancolombia American Express	682,902	705,501	3.30%	7.00%
Total Bancolombia	1,739,113	1,875,311	7.80%	18.60%
Colombian Credit Card Market	9,182,402	10,063,332	9.60%
Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 214 billion in 1Q15, 84.0% higher than that of 4Q14, and 80.6% higher than in 1Q14. Income from foreign exchange gains and derivatives denominated in foreign currencies increased in the quarter due to the net effect of the active and passive positions the bank had in foreign currency.

Revenues aggregated in the operating leases line totaled COP 103 billion in 1Q15, which is 1.8% higher as compared to 4Q14 and 27.3% higher as compared to those in 1Q14.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

Past due loans (those that are overdue for more than 30 days) totaled COP 3.579 billion at the end of 1Q15 and represented 3.1% of total gross loans for 1Q15, increasing compared to the 2.8% reported in 4Q14. Charge-offs totaled COP 273 billion in 1Q15.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 123% at the end of 1Q15, decreasing with respect to the 140% of 4Q14. Likewise, the coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 103% at the end of 1Q15, increasing with respect to the 101% reported in 4Q14.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 749 billion in 1Q15, which represented 0.7% of the loan portfolio at the beginning of the quarter.

Provision charges (net of recoveries) totaled COP 341 billion in 1Q15. Provisions as a percentage of the average gross loans were 1.11% for 1Q15.

Bancolombia maintains a strong balance sheet supported on an adequate level of loan loss reserves. Allowances for loan losses totaled COP 4,409 billion, or 3.8% of total loans at the end of 1Q15. This proportion decreased with respect to the 4.0% presented at the end of 4Q14.

7

1Q15

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of		Growth
( COP millions)	Dec-14	Mar-15	4Q 14/1Q 15
Total past due loans	3,102,599	3,578,656	15.34%
Allowance for loan losses	4,344,244	4,409,115	2.52%
Past due loans to total loans	2.82%	3.11%	10.22%
“C”, “D” and “E” loans as a percentage of total loans	3.91%	3.73%	-4.68%
Allowances to past due loans (2)	140.02%	123.21%
Allowance for loan losses as a percentage of “C”, “D” and “E” loans (2)	100.93%	102.69%
Allowance for loan losses as a percentage of total loans	3.95%	3.83%

(1)    "Performing" past due loans are loans upon which Bancolombia continues to recognize income although interest in respect of such loans has not been received. Mortgage loans cease to accumulate interest on the statement of operations when they are more than 60 days past due. For all other loans and financial leasing operations of any type, interest is no longer accumulated after they are more than 30 days past due.

(2)    Under Colombian Bank regulations, a loan is past due when it is at least 31 days past the actual due date.

PDL Per Category		30 days	90 days
	% Of loan Portfolio	1Q15	1Q15
Commercial loans	71.94%	1.91%	1.37%
Consumer loans	16.34%	4.84%	2.17%
Microcredit	0.59%	8.33%	5.12%
Mortgage loans	11.16%	6.56%	2.99%
PDL TOTAL		3.11%	1.71%

LOANS AND FINANCIAL LEASES CLASSIFICATION	Dec-14		Mar-15
( COP millions)
¨A¨ Normal	101,052,411	91.87%	104,233,134	90.55%
¨B¨ Subnormal	4,636,890	4.22%	6,579,396	5.72%
¨C¨ Deficient	1,796,732	1.63%	2,033,253	1.77%
¨D¨ Doubtful recovery	1,382,494	1.26%	1,319,315	1.15%
¨E¨ Unrecoverable	1,124,992	1.02%	940,997	0.82%
Total	109,993,519	100.00%	115,106,095	100.01%
Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	3.91%		3.73%

2.5.	Operating Expenses

During 1Q15, operating expenses totaled COP 1,280 billion, decreasing 15.7% with respect to 4Q14 and increasing 9.6% with respect to 1Q14.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 539 billion in 1Q15, decreasing 15.6% as compared to 4Q14 and increasing 14.4% as compared to 1Q14.

During 1Q15, administrative expenses totaled COP 521 billion, decreasing 16.6% as compared to 4Q14 and increasing 5.1% as compared to 1Q14.

Depreciation expenses totaled COP 106 billion in 1Q15, decreasing 9.7% as compared to 4Q14 and increasing 12.6% as compared to 1Q14. The increase in this type of expense is explained by the growth of operating leases from Leasing Bancolombia whose assets given on lease are depreciated.

8

1Q15

3.	RECENT DEVELOPMENTS

At the annual General Shareholders’ Meeting held on March 20, 2015, the shareholders of Bancolombia S.A. (“Bancolombia”) approved, the proposed distribution of profits and declared a dividend equal to COP $830 per share to be paid as follows: COP $207.5 per share and per quarter, on the first business day of each quarter (April 1st, July 1st, October 1st of 2015 and January 4th of 2016).

On February 23, 2015, Banistmo S.A. (“Banistmo”), a Bancolombia’s subsidiary, and Suramericana S.A. (“Suramericana”) entered into an agreement whereby Banistmo will sell to Suramericana 100% of the shares of Seguros Banistmo S.A., an insurance company incorporated under the laws of the Republic of Panama (“Seguros Banistmo”). The sale is subject to certain conditions, including, among others, receipt of the required regulatory approvals of the Insurance and Reinsurance Superintendency of Panama (Superintendencia de Seguros y Reaseguros de Panamá) and the Consumer Protection and Competition Defense Authority of Panama (Autoridad de Protección al Consumidor y Defensa de la Competencia de Panamá (ACODECO)). The purchase price will be determined at the closing and will be calculated on the basis of Seguros Banistmo’s equity.

On March 18, 2015, Leasing Bancolombia issued ordinary bonds in the local market for COP 350 billion with the possibility of increasing it by up to COP 100 billion. Demand for this issuance was for 743 billion, equivalent to approximately 2.1 times the offered amount. The total allocated amount was COP 450 billion.

9

1Q15

4.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 9 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) 4041838

E-mail: investorrelations@bancolombia.com.co

Alejandro Mejia (IR Manager) / Simon Botero (Analyst)

Website: http://www.grupobancolombia.com/investorRelations/

10

1Q15

BALANCE SHEET				Growth
(COP million)	Mar-14	Dec-14	Mar-15	Mar-15 / Dec-14	Mar-15 / Mar-14	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	8,409,611	11,194,859	11,082,550	-1.00%	31.78%	7.08%
Interbank borrowings	1,407,401	969,657	1,524,439	57.21%	8.32%	0.97%
Reverse repurchase agreements and other similar secured lend	1,079,674	1,302,267	942,245	-27.65%	-12.73%	0.60%
Investments	14,850,272	13,088,245	13,368,676	2.14%	-9.98%	8.54%
Derivative financial instrument	565,566	1,448,845	1,618,568	11.71%	186.19%	1.03%
Loans and advances to customers	98,566,176	115,133,130	120,155,760	4.36%	21.90%	76.79%
Allowance for loan and financial leases losses	-4,538,403	-4,775,479	-4,883,739	2.27%	7.61%	-3.12%
Investment in associates and joint ventures	903,003	1,053,779	1,209,209	14.75%	33.91%	0.77%
Goodwill and Intangible assets	3,966,051	4,583,927	4,944,627	7.87%	24.67%	3.16%
Premises and equipment	2,213,647	2,397,220	2,500,456	4.31%	12.96%	1.60%
Investment property	1,015,339	1,114,180	1,138,332	2.17%	12.11%	0.73%
Prepayments	136,395	181,909	219,062	20.42%	60.61%	0.14%
Tax receivables	59,453	279,202	374,387	34.09%	529.72%	0.24%
Deferred tax	489,393	438,719	562,081	28.12%	14.85%	0.36%
Assets held for sale	244,420	282,464	197,212	-30.18%	-19.31%	0.13%
Other assets	1,292,551	1,189,941	1,527,967	28.41%	18.21%	0.98%
Total assets	130,660,549	149,882,865	156,481,832	4.40%	19.76%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	83,106,102	95,502,437	97,880,347	2.49%	17.78%	62.55%	70.64%
Deposit by banks	414,717	380,643	808,105	112.30%	94.86%	0.52%	0.58%
Derivative financial instrument - Liabilities	460,057	1,161,634	1,279,915	10.18%	178.21%	0.82%	0.92%
Borrowings from other financial institutions	12,259,156	13,918,234	14,712,690	5.71%	20.01%	9.40%	10.62%
Bonds	12,478,608	13,825,185	14,608,393	5.67%	17.07%	9.34%	10.54%
Preferred shares	536,445	579,946	537,335	-7.35%	0.17%	0.34%	0.39%
Repurchase agreements and other similar secured borrowing	1,016,822	1,891,959	3,015,558	59.39%	196.57%	1.93%	2.18%
Tax liabilities	113,256	119,654	256,052	113.99%	126.08%	0.16%	0.18%
Deferred tax liabilities	584,780	646,899	737,404	13.99%	26.10%	0.47%	0.53%
Employee benefit pension plan	120,839	126,379	128,323	1.54%	6.19%	0.08%	0.09%
Other liabilities	4,343,703	3,952,691	4,606,030	16.53%	6.04%	2.94%	3.32%
Total liabilities	115,434,485	132,105,661	138,570,152	4.89%	20.04%	88.55%	100.00%
SHAREHOLDERS' EQUITY						0.00%
Capital	460,827	480,914	480,914	0.00%	4.36%	0.31%
Additional paid-in-capital	4,862,370	4,857,454	4,857,454	0.00%	-0.10%	3.10%
Appropriate reserves	5,180,130	5,167,971	6,073,613	17.52%	17.25%	3.88%
Retained earnings	4,253,245	6,126,022	5,212,219	-14.92%	22.55%	3.33%
Cumulative other comprehensive income	10,056	652,086	812,061	24.53%	7975.39%	0.52%
Surplus	0	-8,201	259	103.16%	0.00%	0.00%
Stockholders’ equity attrib. the owners of the parent company	14,766,628	17,276,246	17,436,520	0.93%	18.08%	11.14%
Non-controlling interest	459,436	500,958	475,160	-5.15%	3.42%	0.30%
Total liabilities and stockholders' equity	130,660,549	149,882,865	156,481,832	4.40%	19.76%	100.00%

11

1Q15

INCOME STATEMENT				Growth
(COP million)	1Q14	4Q14	1Q15	1Q15 / 4Q14	1Q15/1Q14
Interest income and expenses
Interest on loans
Commercial loans	959,211	1,112,100	1,241,135	11.60%	29.39%
Consumer	581,137	592,016	624,650	5.51%	7.49%
Small business loans	31,720	38,717	42,026	8.55%	32.49%
Mortgage	297,648	281,723	323,091	14.68%	8.55%
Leasing	281,200	296,200	376,458	27.10%	33.88%
Overnight and market funds	3,318	1,528	2,831	85.27%	-14.68%
Total Interest on loans	2,150,916	2,320,756	2,607,360	12.35%	21.22%
Interest on investment securities
Debt investments, net	7,489	6,256	12,712	103.20%	69.74%
Net gains from investment activities at fair value through profit and loss
Debt investments	184,300	167,912	138,788	-17.34%	-24.69%
Derivatives	(44,866)	12,628	(19,288)	-252.74%	-57.01%
Repos	48,414	27,647	(22,575)	-181.65%	-146.63%
Others	(2,246)	42,186	(2,355)	-105.58%	4.85%
Total Net gains from investment activities at fair value through profit and loss	185,602	250,373	94,570	-62.23%	-49.05%
Total interest on investment securities	193,091	256,629	107,282	-58.20%	-44.44%
Total interest income	2,347,325	2,578,913	2,717,473	5.37%	15.77%
Interest expense
Borrowing costs	(97,050)	(108,422)	(101,794)	-6.11%	4.89%
Overnight funds	(797)	(2,453)	(2,130)	-13.17%	167.25%
Debt securities in issue	(190,278)	(215,491)	(236,239)	9.63%	24.15%
Deposits	(486,277)	(503,821)	(538,104)	6.80%	10.66%
Other interest (expense)	(31,148)	(26,078)	(32,372)	24.14%	3.93%
Total interest expense	(805,550)	(856,265)	(910,639)	6.35%	13.05%
Net interest income	1,541,775	1,722,648	1,806,834	4.89%	17.19%
Credit impairment charges, net	(334,060)	(67,928)	(340,917)	401.88%	2.05%
Goodwill and other assets impairment	(23,755)	27,886	(13,013)	-146.66%	-45.22%
Total net provisions	(357,815)	(40,042)	(353,930)	783.90%	-1.09%
Net interest income after provision, net	1,183,960	1,682,606	1,452,904	-13.65%	22.72%
Fees and other service income
Banking services	125,140	135,087	125,808	-6.87%	0.53%
Credit and debit card fees	64,432	64,300	76,726	19.33%	19.08%
Electronic services and ATM fees	79,424	101,690	91,094	-10.42%	14.69%
Brokerage	5,113	5,310	4,736	-10.81%	-7.37%
Acceptances, Guarantees and Standby letters of credits	15,284	12,102	11,291	-6.70%	-26.13%
Trust	50,711	52,135	65,296	25.24%	28.76%
Insurance banking	46,429	61,905	53,516	-13.55%	15.26%
Proceeds	40,957	49,913	46,428	-6.98%	13.36%
Others	233,451	326,855	286,547	-12.33%	22.74%
Fees and other service income	660,941	809,297	761,442	-5.91%	15.21%
Fees and other service expenses
Banking services	(51,591)	(59,329)	(61,653)	3.92%	19.50%
Others	(94,857)	(148,879)	(128,953)	-13.38%	35.94%
Fees and other service expenses	(146,448)	(208,208)	(190,606)	-8.45%	30.15%
Total fees and income from services, net	514,493	601,089	570,836	-5.03%	10.95%
Other operating income
Derivatives FX contracts	20,527	(113,687)	49,389	143.44%	140.61%
Net foreign exchange	31,600	132,482	54,209	-59.08%	71.55%
Hedging	(6,855)	(7,224)	(7,887)	9.18%	15.05%
Operating leases	80,585	100,703	102,551	1.84%	27.26%
Gains on sale of assets	(8,813)	1,250	14,502	1060.16%	264.55%
Other reversals	1,392	2,718	1,077	-60.38%	-22.63%
Total other operating income	118,436	116,242	213,841	83.96%	80.55%
Dividends received and equity method
Dividends	26,828	5,981	9,967	66.64%	-62.85%
Equity investments	5,093	(18,904)	10,302	154.50%	102.28%
Equity method	43,383	(32,929)	33,727	202.42%	-22.26%
Total dividends received and equity method	75,304	(45,852)	53,996	217.76%	-28.30%
Total income	1,892,193	2,354,085	2,291,577	-2.66%	21.11%

12

1Q15

INCOME STATEMENT				Growth
(COP million)	1Q14	4Q14	1Q15	1Q15 / 4Q14	1Q15/1Q14
Operating expenses
Salaries and employee benefits	(418,694)	(524,799)	(483,679)	-7.84%	15.52%
Bonuses	(52,039)	(113,370)	(54,913)	-51.56%	5.52%
Administration and general expenses	(495,608)	(624,713)	(520,904)	-16.62%	5.10%
Contributions and other tax burden	(107,537)	(139,111)	(114,745)	-17.52%	6.70%
Depreciation and amortization	(93,794)	(117,022)	(105,631)	-9.73%	12.62%
Total operating expenses	(1,167,672)	(1,519,015)	(1,279,872)	-15.74%	9.61%
Net operating income	724,521	835,070	1,011,705	21.15%	39.64%
Other income (expenses)
Other income	152,395	113,127	134,634	19.01%	-11.65%
Other expenses	(58,566)	(106,274)	(60,163)	-43.39%	2.73%
Total other income (expenses)	93,829	6,853	74,471	986.69%	-20.63%
Profit before tax	818,350	841,923	1,086,176	29.01%	32.73%
Income tax	(186,519)	(102,548)	(273,860)	167.06%	46.83%
Wealth tax	-	-	(162,302)	0.00%	0.00%
Net income	631,831	739,375	650,014	-12.09%	2.88%
Non-controlling interest	(4,045)	(24,251)	(23,772)	-1.98%	487.69%
Net income attributable to the owners of the parent company	627,786	715,124	626,242	-12.43%	-0.25%

13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 28, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance